UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F 0
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes 0 No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
Information contained in this Form 6-K
On March 28, 2011, NiMin Energy Corp. issued the following press release regarding 2010 financial and operating results.

NiMin Energy Corp. Announces 2010 Fourth Quarter and Year-End Results
Provides Reserves Disclosure
For Immediate Release
Carpinteria, CA — March 28, 2011 — NiMin Energy Corp. (TSX:NNN) (OTCBB and OTCQX:NEYYF) (“NiMin” or “the Company”) today announced the financial results prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) for the quarter and year ended December 31, 2010 and the filing with Canadian securities regulators of its annual information form for the year ended December 31, 2010, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 — Standards of Disclosure of Oil and Gas Activities of the Canadian Securities Administrators (“51-101”). The Company, as an SEC Issuer (as defined in National Instrument 52-107), has relied on the exemption set out in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards and has changed its financial reporting standards from Canadian generally accepted accounting principles (“Canadian GAAP”) to U.S. GAAP with a reconciliation to Canadian GAAP for the years ended December 31, 2010, 2009, and 2008. Copies of these documents may be obtained via the Company’s website at www.niminenergy.com and via SEDAR at www.sedar.com. Additionally, we also file reports with the United States Securities and Exchange Commission (“SEC”) available at www.sec.gov.
Net income (loss) for the year ended December 31, 2010 was $(12,386,445) compared to $(19,748,969) for the year ended December 31, 2009. Earnings (loss) per share for the year ended December 31, 2010 was $(0.21) compared to $(0.47) for the year ended December 31, 2009.
For the year ended December 31, 2010, NiMin recorded gross revenues of $19.37 million, as compared to $8.71 million for the year ended December 31, 2009. This 123% increase in gross revenues was primarily due to a 103% increase in oil production and a 28% increase in the price received by the Company. General & Administrative (“G&A”) expenses increased from $6.83 million at year end 2009 to $7.89 million at year end 2010. Deducting stock-based compensation costs, a non-cash accounting entry, the G&A for 2010 was $5.17 million, as compared to the $3.88 million reported for 2009. Depreciation, depletion, amortization, and accretion for 2010, another non-cash accounting entry, decreased to $3.19 million, a decrease from the $3.35 million reported at year end 2009. This decrease is mainly due to an increase in the Company’s total proved reserves as a result of the acquisition of the Wyoming Assets.

Highlights for 2010 include:
•	10 wells drilled at Ferguson Ranch and Willow Draw Fields, 6 wells on production and remaining 4 wells awaiting completion at December 31, 2010.

•	5 Capital workover projects at Willow Draw Field, 4 on production at December 31, 2010.

•	On May 16, 2010, the Company successfully completed a Short Form Prospectus Offering of Common Shares at an offering price of Cdn $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of Cdn $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.

•	On June 30, 2010, the Company refinanced its bridge loan with a five year term debt facility.

•	On December 13, 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its Combined Miscible Drive process for enhanced oil recovery.
NiMin CEO and Chairman, Mr. Clancy Cottman said, “2010 was a pivotal year for NiMin. We commenced development drilling on our Wyoming properties and doubled production. In California we reported a positive response from our patented Combined Miscible Drive enhanced oil recovery process at the Pleito Creek Field and we are proceeding with commercial development. Our production ramp up and significant proved reserve increase are a direct result of the quality technical work and execution by our staff. Looking at 2011, we are excited to implement our approved and budgeted development programs in Wyoming and California and build on our significant positive momentum.”
Highlights of Oil and Gas Reserves Effective January 1, 2011
•	Proved reserves of 17.3 million (“MM”) barrels of oil equivalent (“BOE”), an increase of 45%, calculated pursuant to 51-101 and proved reserves of 13.7MMBOE an increase of 49% calculated pursuant to United States Securities and Exchange Commission guidelines (“SEC Guidelines”).

•	Net Present Value of Proved reserves (discounted at 10% before tax) increased 45% ($96 MM), from $215 MM to $311 MM, calculated pursuant to 51-101, and increased 125% ($99 MM) to $224 MM calculated pursuant to SEC Guidelines.

•	Proved plus probable reserves of 28.6 MMBOE, calculated pursuant to 51-101 and proved plus probable reserves of 22.3 MMBOE pursuant to SEC Guidelines.
Proved developed reserves increased 70% from 2.74 MMBOE to 4.65 MMBOE at year-end 2010 calculated pursuant to 51-101 and increased 86% from 2.0MMBOE to 3.7 MMBOE at year-end 2010 calculated pursuant to SEC Guidelines.

Conference Call
The Company will host a conference call at 11:00 AM EDT (8:00 AM PDT) on Monday, March 28, 2011. During this call the management team will discuss the Company’s year-end 2010 results. The conference leader will be Mr. Clancy Cottman, CEO and Chairman of NiMin. Also on the call will be Dr. Sven Hagen, President and Mr. Jonathan Wimbish, CFO. Interested parties in the United States can access the conference call by dialing (877) 407-0782, parties outside the U.S. should dial (201) 689-8031 five to ten minutes prior to the start time. The call will also be web cast live on the Company’s web site at www.niminenergy.com. A replay of the call will be available by calling (877) 660-6853; conference ID #369793. The replay will be available until April 19, 2011.
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S.
Cautionary Statements
     This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling and development program to be commenced by NiMin during 2011. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com and www.sec.gov. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
     The material differences between reserve quantities disclosed under NI 51-101 and those disclosed under the U.S. SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) is that NI 51-101 requires the determination of reserve quantities to be based in forecast pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: March 28, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer